Exhibit 99.58

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia, April 12, 2011 – Sandstorm Gold Ltd. (“Sandstorm” or the “Corporation”) (TSX-V: SSL) announces that its board of directors (the “Board”) has approved the adoption of a shareholder rights plan agreement (the “Rights Plan”), entered into with Computershare Investor Services Inc., as rights agent, effective April 11, 2011.

The Rights Plan is being adopted to provide adequate time for the Board and the Corporation’s shareholders to assess any unsolicited take-over bid (a “Bid”) which might be received, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value and to provide the Corporation’s shareholders with an equal opportunity to participate in the Bid and protect them from unfair or coercive tactics. The Rights Plan is not being adopted as a result of any pending or suspected unsolicited Bid to acquire control of the Corporation.

The Rights Plan is intended to encourage any Bid to satisfy certain minimum standards designed to promote fairness. If a Bid fails to satisfy these minimum standards, the Rights Plan provides that holders of the Corporation’s common shares, other than the bidder, will be able to purchase additional common shares at a substantial discount to the market price.

The Rights Plan has been conditionally approved by the TSX Venture Exchange and is subject to the ratification by the shareholders of the Corporation at its annual and special meeting of shareholders scheduled to be held on May 10, 2011.

A copy of the Rights Plan will be filed under the Corporation’s profile on SEDAR at www.sedar.com and made available on Sandstorm’s website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. and

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

[Sandstorm Gold Logo]

Metanor Resources Inc. For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the purpose of the adoption of the Rights Plan by the Corporation, the anticipated acceptance of the TSX Venture Exchange and the anticipated ratification of the Rights Plan by the shareholders of the Corporation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: risks related to the Rights Plan successfully providing the Board and the shareholders of the Corporation with sufficient time to assess any unsolicited Bid that may be received, and to provide the Board with sufficient time to explore and develop alternatives that will ultimately maximize shareholder value and protect shareholders; the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM